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                                                                    Exhibit 8.2

                        [Grant Thornton LLP letterhead]



February 21, 2001

Oshman's Sporting Goods, Inc.
2302 Maxwell Lane
Houston, Texas 77023

RE: Agreement and Plan of Merger by and among Gart Sports Company, GSC Acquisition Corp. and Oshman's Sporting Goods, Inc.

Ladies and Gentlemen:

Grant Thornton, LLP has acted as advisors to Oshman's Sporting Goods, Inc., a Delaware corporation ("the Company"), in connection with the proposed merger (the "Merger") of the Company with and into GSC Acquisition Corp., a Delaware corporation ("MergerSub"), pursuant to the terms of the Agreement and Plan of Merger dated as of February 21, 2001 (the "Agreement") by and among Gart Sports Company ("Parent"), MergerSub, and the Company. This opinion (the "Opinion") is being rendered pursuant to your request. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Agreement.

In connection with this Opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the Opinion set forth below. In rendering this Opinion, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photo static copies and the authenticity of the originals of such copies. In rendering the Opinion set forth below, we have relied upon certain written representations and covenants of Parent, MergerSub and the Company made to us as of the date hereof.

In rendering our Opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code, and Parent, MergerSub, and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.
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Oshman's Sporting Goods, Inc.
February 21, 2001
Page 2


As a tax-free reorganization, the Merger will have the following Federal income tax consequences for the Company and its shareholders, assuming the common stock held by such shareholder is a capital asset:

    1. No gain or loss will be recognized by holders of common stock, par value $1.00 per share of the Company ("Company Common Stock") as a result of the exchange of such shares for shares of Parent common stock, par value $.01 per share ("Parent Common Stock") pursuant to the Merger, except that gain (but not loss) will be recognized on the receipt, if any, of non-stock consideration, including cash. Any gain recognized as a result of the receipt of such cash will be capital gain to the extent the cash received exceeds the shareholder's basis in the Company Common Stock allocable to such interest.

    2. Any cash received by a shareholder of the Company in lieu of a fractional share will be treated as received in exchange for such fractional share and not as a dividend. Any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in the Company Common Stock allocable to such fractional share interest.

    3. Cash received by a shareholder of the Company who receives no Parent Common Stock will be treated as received in exchange for Company Common Stock surrendered (i.e. Dissenting Shares). Any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in the Company Common Stock surrendered.

    4. The tax basis of the shares of Parent Common Stock received by each shareholder of the Company will equal the tax basis of such shareholder's shares of the Company Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger, increased by any gain recognized, and decreased by any non-stock consideration received.

    5. The holding period for the shares of Parent Common Stock received by each shareholder of the Company will include the holding period for the shares of Company Common Stock of such shareholder exchanged in the Merger.

    6.  The Company will not recognize gain or loss as a result of the Merger.
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Oshman's Sporting Goods, Inc.
February 21, 2001
Page 3


Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Agreements. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent, provided, however, that Grant Thornton LLP hereby consents to the filing of this letter as an exhibit to the Registration Statement to be filed pursuant to the Merger.


Very truly yours,
Grant Thornton LLP

/s/ Grant Thornton LLP

Houston, TX
February 21, 2001